PROSPECTUS SUPPLEMENT                                          Filed Pursuant to
(TO PROSPECTUS DATED MAY 13, 2004)                         Rule 424(b)(3) of the
                                                           Rules and Regulations
                                                Under the Securities Act of 1933
                                           Registration Statement No. 333-114445



                           TENGTU INTERNATIONAL CORP.

                                  COMMON STOCK
                                 SHARE WARRANTS
                              ---------------------

RECENT DEVELOPMENTS

     We have attached to this prospectus supplement, and have incorporated by reference into it, the Current Report on Form 8-K filed by the us with the Securities and Exchange Commission on May 26, 2004.

                              ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

     This prospectus supplement, together with the prospectus, will be used in connection with offers and sales of our common stock and share purchase warrants.




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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


Date of Report (Date of Earliest Event Reported) MAY 26, 2004
                                                 -------------


                           TENGTU INTERNATIONAL CORP.
             (Exact name of registrant as specified in its charter)



DELAWARE                          000-29957                      77-0407366
--------------------------------------------------------------------------------
(State or Other                 (Commission                  (I.R.S. Employer
Jurisdiction of                 File Number)                 Identification No.)
Incorporation)


                                 236 Avenue Road
                        TORONTO, ONTARIO, CANADA M5R 2J4
               (Address of Principal Executive Offices) (Zip Code)

                                  416-963-3999
              (Registrant's Telephone Number, Including Area Code)


ITEM  5. OTHER EVENTS AND REGULATION FD DISCLOSURE

ADJOURNMENT OF SHAREHOLDERS MEETING

         Tengtu International Corp. (the "Company") hereby provides notice that it is adjourning the shareholders meeting scheduled for May 26, 2004 at 9:00 a.m. at The National Club, 303 Bay Street, Toronto, Ontario Canada M5H 2RI, until June 9, 2004, at 9:00 a.m. at the same location, in order to give shareholders the opportunity to revoke any proxies given to date and additional time to submit proxies.


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MATERIAL IMPAIRMENT OF DUE FROM RELATED PARTY

         As of March 31, 2004, the Company had a total of $22,060,679 (the "Advance") due from a related party, Beijing Tengtu China Culture and Education Electronics Development Co., Ltd. ("Tengtu China"), its former joint venture partner, which was owned and controlled by Fan Qi Zhang and is currently owned and controlled by his estate. The Advance is comprised of direct advances made by the Company to its former joint venture, Beijing Tengtu United Electronics Development Co., Ltd. ("Tengtu United"), and undistributed profits from Tengtu United which were to be distributed under the Tengtu United joint venture agreement. On April 5, 2004, the Company closed its Restructuring whereby it purchased the 43% of Tengtu United that it did not already own, in exchange for 30 million shares of the Company common stock. Prior to the Restructuring, Tengtu China operated as Tengtu United's and the Company's agent, conducting Tengtu United's business in China by entering into agreements, performing services, selling products and collecting monies due.

         The collectibility of the Company's receivable due from Tengtu China has always been evaluated by the Company based on Tengtu China's ability to collect receivables owed to it for services provided and products sold in China (the "Tengtu China Receivables") to various levels of the Chinese Ministry of Education. At all times prior to the closing of the Restructuring, the Company believed Tengtu China could collect the full amount of the Tengtu China Receivables based on 1) confirmations from Fan Qi Zhang, 2) his relationships with Ministry of Education officials (as more fully described below) and 3) ongoing collection of some amount of those receivables.

         On October 24, 2003, Fan Qi Zhang died. Mr. Zhang had a principal role in collecting Tengtu China's receivables because of the relationships he had built over several years with PRC Local, Provincial and Central Ministry of Education officials, as well as school and school district officers and officials. Because of Mr. Zhang's death, after the Restructuring closed on April 5, 2004, Tengtu United began to actively take steps to collect the Tengtu China Receivables and assigned some of its own staff to collect them. Based upon attempts to collect the Tengtu China Receivables since the closing of the Restructuring, and a preliminary evaluation of those receivables, Tengtu United has found that most of the Tengtu China Receivables may not be collectible by Tengtu China without Mr. Zhang. Many attempts to collect payment have been unsuccessful. Tengtu United believes that taking more aggressive steps at collection, such as commencing lawsuits against each of the schools, school districts and Provincial education authorities that owe the money, would jeopardize Tengtu United's current business and relationships with Provincial and central government Ministries of Education. Most of the Tengtu China Receivables were accrued by Tengtu China, which, unlike the Company's current practice, did not require a downpayment at the time an order is placed and additional payment at the time of installation. Tengtu United will continue its collection efforts as it continues its evaluation of the Tengtu China Receivables.

         In view of the foregoing, the Company believes that the Advance may be materially impaired and is likely to increase its reserve for doubtful accounts against the Advance on its balance sheet. The amount of the increase in the reserve will be dependent on a number of factors, including the ultimate collectibility of Tengtu China's Receivables and the amount of money that the Company estimates may result from the sale of 15 million shares of Company common stock bequeathed by Mr. Zhang to "solve the funding difficulties" of Tengtu China and other companies affiliated with it.

         As described in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 23, 2004, in a document signed on September 30, 2003, which the Company's PRC counsel has advised is the equivalent of a will, Mr. Zhang bequeathed 15 million of the 30 million shares of common stock that he was to receive in the Restructuring to "solve the funding difficulties" of the companies in the Tengtu China Group. The Company believes the "funding difficulties" of the Tengtu China Group are, among other things, bank debts which could not be paid through cash flow, a shortfall of working capital and various other payables that could not be paid through cash flow. Among other debts, Tengtu China owes approximately $8.8 million in bank debt for monies that were borrowed to support Tengtu United operations and the Advance.

         On February 12, 2004, we entered into an agreement with Zhou Liying, the executrix of Mr. Zhang's estate, providing that the 15 million of such shares shall be delivered to an escrow agent selected by the Company and Zhou Liying and that the 15 million shares be registered for resale and upon registration sold by the escrow agent from time to time upon instructions from the Company. The agreement provides that the proceeds are to be applied consistently with Mr. Zhang's bequest, as confirmed by Ms. Zhou.

         We have scheduled a shareholders meeting on May 26, 2004 to ratify the registration of the 15 million shares for public re-sale, which, as set forth above, will be adjourned until June 9, 2004. The Company is currently in the process of assessing the amount that the sale of the 15 million shares is likely to yield and the timing of potential sales, as well as assessing the collectibility of the Tengtu China Receivables. Once the June 9, 2004 shareholders meeting is held and it is determined whether the registration of the 15 million shares will be ratified, the Company will determine the amount of the necessary increase in the reserve against the Advance.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            Tengtu International Corp.


DATED: May 26, 2004                          By: /s/ John Watt
                                                 -----------------------
                                                     John Watt, President





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